Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-33790 on Form S-8 ofAvista Corporation of our report dated June 26, 2023, relating to the statement of net assets available for benefits of The Investment and Employee Stock Ownership Plan of Avista Corporation as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental schedule as of December 31, 2022, appearing in this Annual Report on Form 11-K of The Investment and Employee Stock Ownership Plan of Avista Corporation for the year ended December 31, 2022.

/s/ MossAdams LLP

Spokane, Washington

June 26, 2023